Mail Stop 3561

November 15, 2007

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
Montes Urale, 625
Lomas de Chapultepec
11000 Mexico, D.F. Mexico

>   **Re:**   **Kansas City Southern de Mexico, S.A. DE C.V.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No. 333-08322**

Dear Mr. Ottensmeyer:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

General

1. Please refer to the comments previously issued in our letters dated June 1, 2007 and June 21, 2007 regarding the review of the Kansas City Southern Form 10-K for the year ended December 31, 2006. Please comply with all comments that are relevant to Kansas City Southern de Mexico's in the standalone future filings of Kansas City Southern de Mexico.

Balance Sheet, page 26

2. We note from your disclosures in Note 2 that accounts receivable is recorded net of an allowance for doubtful accounts. Please revise future filings to present accounts receivable on the face of the balance sheet as "accounts receivable, net." Also, please revise future filings to include Schedule II which details the activity in the allowance for doubtful accounts and any other valuation accounts for each period presented in the statements of operations. See Rules 5-04 and 12-09 of Regulation SX.

Statements of Operations, page 27

3. We note from your statements of operations that the equity in net earnings (losses) of unconsolidated affiliates was material to consolidated income before income taxes and minority interest for the year ended December 31, 2006. In future filings, please include summarized information of assets, liabilities, and results of operations of the investees in the notes to the financial statements, either individually or in groups. See paragraph 20 of APB 18 and Rule 4-08(g) of Regulation S-X.

Statements of Changes in Stockholders' Equity, page 29

4. We note your presentation of "contribution of capital from parent resulting from cancellation of locomotive contract" on the face of the statements of changes in stockholders' equity. Please provide us details, and revise future filings to disclose, the nature and terms of this transaction including how you accounted for the transaction. Also, please explain your basis or rational for the accounting treatment used. We may have further comment upon receipt of your response.

5. Please explain why the $254,338 reflected in the consolidated statement of changes in stockholders' equity for 2005 and described as "push down of additional basis from acquisition by shareholders" does not agree to the excess of the purchase price over the historical book value of the assets of approximately $199.6 million as described in the second paragraph on page 37 in Note 5 to the financial statements. If there are other components to the $254,338 capital transaction, please explain the nature and amounts of the other components to this capital transaction.

Note 5. Push Down Accounting and Allocation of Purchase Price, page 36

6. We note your disclosure that in 2006 Grupo KCSM pushed down its concession value of $38.4 million to KCSM records corresponding mainly to the payments of interest to the Mexican government in 1997, as well as the elimination of the accounts payable to KCSM of $67.6 million. Please tell us how the amount of the payments of interest to the Mexican government were determined and explain to us how you accounted for this transaction. Also, please explain your basis or rational for the accounting treatment used.

Note 10. Long-Term Debt, page 41

7. We note from your disclosures in the Risk Factors section on page 5 that your debt facilities contain restrictive covenants that include, among other things, a restriction on your ability to pay dividends. Please revise future filings to disclose this restriction on your payment of dividends, and any other restrictive covenants of your debt facilities, in the notes to the financial statements. See Rule 4-08(e) of Regulation SX.

Form 10-Q for the quarter ended September 30, 2007

Note 2. Settlement Agreement

8. We note from your disclosure that KCS entered into an agreement with TMM to pay TMM $54.1 million in cash to retire two notes totaling $86.6 million created at the closing of the KCSM acquisition to cover certain post-closing contingencies and tax liabilities. Please explain to us how you accounted for this transaction in KCSM's financial statements, including how you calculated or determined the $19.7 million "adjustment to purchase accounting assets reflecting push down from KCS" that is recorded on the statements of changes in stockholders' equity.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief